

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Barbara Weber, M.D.
President and Chief Executive Officer
Tango Therapeutics, Inc.
201 Brookline Avenue, Suite 901
Boston, MA 02215

   Re: Tango Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed September 1, 2023
     File No. 333-274298

Dear Barbara Weber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: William D. Collins, Esq.